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                 November 12, 2021

       Robert Anderson
       Chief Executive Officer
       EARTHSTONE ENERGY, INC.
       1400 Woodloch Forest Drive, Suite 300
       The Woodlands, TX 77380

                                                        Re: EARTHSTONE ENERGY,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed November 5,
2021
                                                            File No. 333-260824

       Dear Mr. Anderson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Law Clerk, at 202-551-3905 or Irene Barberena-Meissner,
       Attorney-Advisor, at 202-551-6548 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Reid Godbolt